Notice to LSE

Rio Tinto unveils new $2.5 billion share buy-back to return Coal & Allied Industries Ltd sale proceeds to shareholders

21 September 2017

Rio Tinto has today committed an additional $2.5 billion to its ongoing share buy-back programme, returning the proceeds of the sale of Coal & Allied to its shareholders.

The capital return programme will be executed through a combination of an off-market buy-back tender, targeting A$700 million (approximately $560 million) of Rio Tinto Limited shares, with the balance of approximately $1.9 billion of additional funds being allocated to Rio Tinto’s existing on-market purchases of Rio Tinto plc shares (the “Programme”).

Today’s announcement brings the total of Rio Tinto share buy-backs announced during 2017 to $4 billion, comprising the $2.5 billion committed today and the $500 million and $1 billion on-market share buy-back programmes of Rio Tinto plc shares, announced on 8 February 2017 and 2 August 2017.

Rio Tinto chief executive J-S Jacques said “Returning the $2.5 billion proceeds from our Coal & Allied divestment shows our continued commitment to delivering superior value and returning cash to our shareholders. This year we have announced cash returns to shareholders of $8.2 billion, comprising $4.2 billion of dividends and $4 billion of share buy-backs. Shareholder returns of this scale are made possible by maintaining the strongest balance sheet in the sector and a disciplined capital allocation process.”

Rio Tinto Limited will target the completion of the off-market purchase of A$700 million of its shares in 2017. The balance of approximately $1.9 billion of new on-market purchases by Rio Tinto plc will commence on 27 December 2017 and will be completed no later than 31 December 2018. The previously announced $1.5 billion Rio Tinto plc programmes will be completed by the end of 2017. As of 20 September, Rio Tinto had purchased $718 million of the $1.5 billion.  The Programme is subject to market conditions and compliance with all applicable laws and regulations.

All shares purchased will be cancelled.

Rio Tinto Ltd off-market buy-back (the “Buy-Back”)

Rio Tinto Limited will target the off-market purchase of A$700 million of its shares, although it reserves the right to increase or decrease the size of the Buy-Back or not buy back any shares.

Rio Tinto Limited will invite eligible shareholders in Australia or New Zealand to tender Rio Tinto Limited shares at discounts of between 8 and 14 per cent (inclusive, and in one per cent intervals) to the Market Price[1], or as a Final Price Tender[2]. The Buy-Back Price will be the price as determined by Rio Tinto Limited that equates to the largest of these discounts (“Buy-Back Discount”) to the Market Price that enables Rio Tinto Limited, based on the Tenders received, to repurchase the amount of capital it determines to buy back.

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[1] ‘Market Price’ means the volume weighted average price (as defined, which will exclude certain trades not considered to be 'at market') of Rio Tinto Limited ordinary shares sold on the ASX over the five trading days up to and including the closing date of the Buy-Back tender period, calculated to four decimal places, as determined by Rio Tinto Limited.

[2] A ‘Final Price Tender’ means a Tender in which the shareholder elects to receive the final Buy-Back Price determined through the tender process.

Eligible shareholders will also have the ability to select a Minimum Price[3] below which shares tendered by them will not be bought.

Rio Tinto Limited intends to buy back all shares tendered by eligible shareholders who tender their shares as a Final Price Tender or who tender their shares at a discount greater than or equal to the Buy-Back Discount, subject to any scale back or Minimum Price condition. A shareholder whose Tender is accepted will be paid the Buy-Back Price for each share that is bought back. This will be the case even if they tender their shares at a discount greater than the Buy-Back Discount adopted by Rio Tinto Limited.

Rio Tinto Limited will not buy back any shares tendered by shareholders at a discount smaller than the Buy-Back Discount, or any shares that are tendered specifying a Minimum Price that is greater than the Buy-Back Price.

If the total number of shares tendered as Final Price Tenders or at a discount greater than or equal to the Buy-Back Discount is greater than the number of shares Rio Tinto Limited determines to repurchase, successful Tenders may be scaled back. However, if there is a scale back, Rio Tinto Limited will buy back a Priority Allocation (expected to be the first 75 shares[4]) successfully tendered by each shareholder.

In addition, those who tender all of their shares as a Final Price Tender or at a discount greater than or equal to the Buy-Back Discount and who would be left with a Small Holding (being 30 or less shares) as a result of a scale back, will not have their Tender scaled back and their Tender will be accepted in full.

In the draft class ruling, the Australian Taxation Office has indicated that, for Australian tax purposes, the Buy-Back Price will comprise:

  a capital component of A$9.44; and

  a fully franked dividend component equal to the difference between the Buy-Back Price and A$9.44.

For the purposes of Australian capital gains tax calculations, the deemed capital proceeds that shareholders (other than companies) will generally be taken to have received on disposal of their shares under the Buy-Back will be A$9.44 plus an amount equal to the excess of the Tax Value[5] over the Buy-Back Price. Rio Tinto Limited does not intend to buy back shares at a price that exceeds the Tax Value.

The expected Buy-Back timetable is outlined below.

It is expected that eligible shareholders will be sent a buy-back tender booklet ("Buy-Back Booklet") containing the terms and conditions of the Buy-Back in early October 2017.

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[3] It is expected that there will be four minimum prices that shareholders will be able to select from, if they wish to make their Tender conditional on a minimum price.

[4] Rio Tinto Limited reserves the right to change this to a lesser number of shares, to ensure that it is able to buy back only the number of shares it determines to buy back.

[5] The Tax Value is calculated by adjusting the volume weighted average price of Rio Tinto Limited shares over the last five trading days up to and including 21 September 2017 by the percentage movement in the Rio Tinto plc share price from the close of trading on the London Stock Exchange on 21 September 2017 to the opening of trading on the London Stock Exchange on the closing day of the Buy-Back Tender Period (currently expected to be 10 November 2017). If the movement in the Rio Tinto plc share price is significantly different from the movement in the Rio Tinto Limited share price over the relevant period, Rio Tinto Limited may approach the ATO to seek to vary the methodology used to determine the Tax Value.

Buy-Back timetable*

Event	Date
Last day that shares can generally be acquired on the ASX to be eligible to participate in the Buy-Back and, as a consequence, may be eligible for franking credits	26 September 2017
Shares quoted on the ASX ex‑entitlement to participate in the Buy‑Back[6]	27 September 2017
Record date for determination of shareholders entitled to participate in the Buy-Back at 7pm (Melbourne time)	28 September 2017
Tender Period opens	11 October 2017
Tender Period closes – Tenders must be received by 7pm (Melbourne time)	10 November 2017
Announcement of the Buy-Back Price and scale-back (if any)	13 November 2017
Buy-Back proceeds dispatched/credited to participating shareholders	20 November 2017

* While Rio Tinto Limited does not anticipate any changes to these dates and times, it reserves the right to vary them by announcement to the ASX.  Dates are based upon a Melbourne timeline.

Participation in the Buy-Back is voluntary. For some shareholders, depending on their tax status, the after-tax return of participating in the Buy-Back may be greater than a sale of their shares on-market. The Buy-Back will have different tax consequences for different shareholders. Shareholders should seek their own professional advice (including tax advice) about the implications of participating in the Buy-Back in light of their particular circumstances.

Further information about the Buy-Back will be set out in the Buy-Back Booklet, which is expected to be dispatched to shareholders in early October 2017.

The maximum number of shares that may be repurchased by Rio Tinto Limited under the Buy-Back is 42.4 million shares. This is in accordance with the terms of the shareholder approval granted at Rio Tinto Limited’s 2017 annual general meeting.

Rio Tinto plc on-market buy-back

The aggregate maximum consideration available for the on-market Rio Tinto plc share buy-back portion of the Programme will be announced following the completion of the off-market buy-back tender for Rio Tinto Limited shares, which is expected to be on 13 November 2017.

The maximum number of shares that may be purchased by Rio Tinto plc under the Programme is 100 million.

Any purchases of Rio Tinto plc shares will be effected within certain pre-set parameters, and in accordance with its general authority to repurchase shares granted by its shareholders at the annual general meeting of Rio Tinto plc on 12 April 2017, Chapter 12 of the UK Listing Authority Listing Rules and the provisions of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes. The purpose of the Rio Tinto plc share buy-back is to reduce the share capital of Rio Tinto plc.

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[6] Shares acquired on the ASX on an ex-entitlement basis on or after this date will not confer an entitlement to participate in the Buy-Back.

The purchase of any Rio Tinto plc shares following the expiry of the authority granted at the 2017 Rio Tinto plc annual general meeting is conditional on the requisite shareholder authority being granted at the 2018 annual general meeting.

Important Notices

Capitalised terms in this announcement have the same meaning as will be contained within the Buy-Back Booklet.

The Buy-Back is not available to ineligible foreign shareholders. This includes shareholders outside of Australia and New Zealand, shareholders to whom Rio Tinto Limited would be prohibited from paying money, shareholders to whom the invitation may not be lawfully made or shareholders whose participation in the Buy-Back is not permitted. Further details on shareholder eligibility will be set out in the Buy-Back Booklet.

In particular, the Buy-Back is not available to any person who is (or who is acting on behalf of or for the account of a person who is) in the United States, a US Person (as defined in Regulation S of the United States Securities Act of 1933) or a resident of Canada. This announcement, and any other documents related to the Buy-Back, are not for distribution, directly or indirectly, in or into the United States (including its territories and possessions, any State of the United States and the District of Columbia) or Canada.

Certain statements contained in this announcement, including statements regarding the implementation of our capital management programme and its effect on our business, may constitute "forward looking statements" for the purposes of applicable securities laws. Rio Tinto undertakes no obligation to revise the forward looking statements included in this announcement to reflect any future events or circumstances.  Rio Tinto's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward looking statements. Factors that could cause or contribute to such differences include, for example, the general trading and economic conditions affecting Rio Tinto.

This document does not provide financial product advice or investment advice and Rio Tinto is not making any recommendation or giving any advice on the value of its shares, or whether (or how) you should sell your shares. This document has been prepared without taking into account your particular objectives, financial situation, taxation circumstances or needs. You should consider the appropriateness of the Buy-Back having regard to these factors. Rio Tinto strongly recommends that you consult your financial, taxation or other professional adviser.

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